Filed by Medtronic, Inc. (SEC File No.: 001-07707)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Covidien plc

Form S-4 File No.: 333-197406

Date: August 19, 2014

Colleagues,

Today, we publicly released our fiscal year 2015 first quarter financial results. You can review the full results in our public statement here.

Worldwide first quarter revenue was $4.3 billion, an increase of 4 percent on a constant currency basis or 5 percent as reported. As reported, first quarter net earnings were $871 million, or $0.87 per diluted share, a decrease of 9 percent and 6 percent, respectively, over the same period in the prior year. First quarter net earnings and diluted earnings per share on a non-GAAP basis were $934 million and $0.93, an increase of 4 percent and 6 percent, respectively, over the same period last year.

U.S. revenue was $2.3 billion, an increase of 6 percent. International revenue was $1.9 billion, an increase of 2 percent on a constant currency basis or 3 percent as reported. International sales accounted for 45 percent of Medtronic’s worldwide revenue in the quarter. Emerging market revenue was $539 million, an increase of 11 percent on a constant currency basis or 9 percent as reported.

Overall, this is a good, solid start to our fiscal year, and these results meet our stated goals to investors. This creates a good foundation to build upon for the remainder of the year. There are some areas in our business that were soft in the first quarter but by fortifying them going forward, we could drive our results into the higher ranges of our goals for FY15. We have ample time to address these issues and deliver on a strong fiscal year 2015.

Areas of Strength

There were many positive results to point to in the quarter. Physicians continue to adopt our Reveal LINQ™ insertable cardiac monitor. The product is easy to use and provides a wealth of insightful data for diagnosing patients. The launch of the CoreValve® transcatheter aortic heart valve continues to go well in the U.S. and we expect this widespread adoption to continue as we train new centers on the technology.

I was very pleased with our Neuromodulation business, which grew 11 percent on a constant currency basis in the quarter or 12 percent as reported on the balanced strength across their major products: the RestoreSensor® SureScan® MRI System, the Activa® deep brain stimulation system and strong implant rates for our InterStim® Therapy. Surgical Technologies, while slowing in overall percentage growth over prior quarters, continued to have solid quarterly results, with 5 percent growth on a constant currency basis in the quarter or 6 percent as reported.

Finally, our Diabetes team had an excellent quarter, growing their revenue 12 percent on a constant currency basis or 13 percent as reported. Growth in the quarter was driven by strong performances in the U.S., Western Europe, Canada, Latin America and Asia-Pac. Globally, we saw strong growth from both continuous glucose monitors and our durable pumps. The growth was driven by the MiniMed® 530G with Enlite®, our system that automatically stops insulin delivery if glucose levels fall below a predetermined threshold. The product is getting outstanding reviews by physicians and patients.

Areas for Focus

Our international growth and performance was generally below expectations in the quarter. Middle East and Africa continued their strong growth – growing 30 percent in the quarter on a constant currency basis or 27 percent as reported – and Latin America had positive growth in the quarter, with strong performances in several countries, including Brazil, Colombia and Mexico. However, our overall growth rates across international and emerging markets are still lagging our expectations. While there are plausible explanations for our performance in each market, the potential and opportunity for these markets suggest we can deliver better results.

There were also pockets of softness in some of our businesses in the quarter, where we underperformed market growth rates, including Core Spine and CRDM High Power products. In each of these areas, however, we either recently received or anticipate receiving product approvals that we believe will help these businesses grow and finish the year strong. I have tremendous confidence in these groups and know they will deliver.

A Word on our Covidien Acquisition

We continue to provide routine updates on our proposed acquisition of Covidien, and our efforts to close the transaction and plan for the integration are progressing nicely. As I continue to meet Covidien leaders and employees and learn more about their company and products, my excitement about the potential for this combination continues to grow. There is no doubt in my mind that our combined company can and will transform healthcare.

We must remain focused on delivering on our quarterly commitments as Medtronic, and we must continue to operate as separate companies. Executing on our current commitments is critical – this will demonstrate to all that we have the necessary focus and resiliency to succeed throughout the pre- and post- close period of the Covidien acquisition.

In closing, I was touched by Earl’s message to each of us last week. His passion for our success is so strong, and his message reaffirmed to me yet again the power of our Mission. We will continue to make our Mission the centerpiece of all we do, and I appreciate your role in Medtronic’s success. We could not alleviate pain, restore health and extend lives around the world without your contribution.

Regards,

Omar Ishrak
Chairman and CEO

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Medtronic Holdings Limited (“New Medtronic”) has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes the preliminary Joint Proxy Statement of Medtronic, Inc. (“Medtronic”) and Covidien plc (“Covidien”) that also constitutes a preliminary Prospectus of New Medtronic. The registration statement is not complete and will be further amended. Medtronic and Covidien plan to mail to their respective shareholders the final Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING THE SCHEME) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDTRONIC, COVIDIEN, NEW MEDTRONIC, THE TRANSACTIONS AND RELATED MATTERS. Investors and security holders are able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by New Medtronic, Medtronic and Covidien through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Medtronic and New Medtronic with the SEC by contacting Medtronic Investor Relations at investor.relations@medtronic.com or by calling 763-505-2696, and will be able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Covidien by contacting Covidien Investor Relations at investor.relations@covidien.com or by calling 508-452-4650.

PARTICIPANTS IN THE SOLICITATION

Medtronic, New Medtronic and Covidien and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Medtronic and Covidien in respect of the transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Medtronic and Covidien in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the final Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Medtronic’s directors and executive officers is contained in Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014 and its Proxy Statement on Schedule 14A, dated July 11, 2014, which are filed with the SEC. Information regarding Covidien’s directors and executive officers is contained in Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to New Medtronic’s, Medtronic’s and/or Covidien’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Medtronic’s and/or Covidien’s current perspective of existing trends and information as of the date of this communication. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that these goals and expectations are not predictions of actual performance. Actual results may differ materially from current expectations depending upon a number of factors affecting New Medtronic’s business, Medtronic’s business, Covidien’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful close of, the Covidien acquisition; subsequent integration of the Covidien acquisition and the ability to recognize the anticipated synergies and benefits of the Covidien acquisition; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; the anticipated size of the markets and continued demand for Medtronic’s and Covidien’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of Medtronic or Covidien debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the medical device industry, including competition in the medical device industry; product liability claims; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; variability of trade buying patterns; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; potential for adverse pricing movement; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; reduction or interruption in supply; product quality problems; the availability and pricing of third-party sourced products and materials; risks associated with self-insurance and commercial insurance; successful compliance with governmental regulations applicable to New Medtronic’s, Medtronic’s and Covidien’s facilities, products and/or businesses; changes in the laws and regulations, affecting among other things, pricing and reimbursement of pharmaceutical products; health care policy changes; risks associated with international operations; changes in tax laws or interpretations that could increase New Medtronic’s, Medtronic’s and/or Covidien’s consolidated tax liabilities, including, if the transaction is consummated, changes in tax laws that would result in New Medtronic being treated as a domestic corporation for United States federal tax purposes; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Medtronic’s periodic public filings with the SEC, including but not limited to Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014, in Covidien’s periodic public filings with the SEC, including but not limited to Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013, and from time to time in Medtronic’s and Covidien’s other investor communications. Except as expressly required by law, each of New Medtronic and Medtronic disclaims any intent or obligation to update or revise these forward-looking statements.

Statement Required by the Irish Takeover Rules

The directors of Medtronic accept responsibility for the information contained in this document. To the best of the knowledge and belief of the directors of Medtronic (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.